UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RAPID7, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

753422 10 4

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,969,810 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 2,969,810 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,969,810 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,542,294 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 1,542,294 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,542,294 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 25,939 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 25,939 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,939 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,512,104 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 4,512,104 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,512,104 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,538,043 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 4,538,043 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,538,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TCV VII MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,622 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,622 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,622 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 4,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 4,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,547,665 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 48,714 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 4,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 48,714 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 4,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,596,379 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 4,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 4,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,547,665 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 4,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 4,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,547,665 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 4,538,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 4,538,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,538,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 4,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 4,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,547,665 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 4,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 4,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,547,665 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TIMOTHY P. McADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 14,950 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 4,538,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 14,950 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 4,538,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,552,993 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 4,538,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 4,538,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,538,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2015 and amended by Amendment No. 1 filed with the Commission on June 9, 2017 and Amendment No. 2 filed with the Commission on November 17, 2017 (the “Statement”), is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged. All of the percentages calculated in this Amendment are based upon an aggregate of 45,553,736 shares of Common Stock outstanding as of December 31, 2017 after giving effect to the issuance of 1,500,000 shares of Common Stock by the Company on January 30, 2018, as disclosed in the Company’s prospectus supplement dated January 25, 2018 as filed with the Commission on January 26, 2018.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On November 22, 2017, Hamilton Investments Limited Partnership (“Hamilton Investments”) sold 35,246 of Common Stock in open market transactions. Mr. Jay C. Hoag is the general partner of Hamilton Investments and may have been deemed to have the sole power to dispose or direct the dispositions of the shares held by Hamilton Investments. Following this gift Hamilton Investments does not hold any shares of Common Stock.

On December 5, 2017, the Hoag Family Trust U/A Dtd 8/2/94 (the “Hoag Trust”) gifted 35,254 shares of Common Stock. Mr. Hoag is a trustee of the Hoag Trust and may have been deemed to have the sole power to dispose or direct the dispositions of the shares held by the Hoag Trust. Following this gift the Hoag Trust does not hold any shares of Common Stock.

On December 7, 2017, Mr. Timothy P. McAdam gifted 10,000 shares of Common Stock, which he held of record.

On December 8, 2017, the Reynolds Family Trust (the “Reynolds Trust”) gifted 43,048 shares of Common Stock. Mr. Jon Q. Reynolds, Jr. is a trustee of the Reynolds Trust and may have been deemed to have the sole power to dispose or direct the dispositions of the shares held by the Reynolds Trust. Following this gift the Reynolds Trust does not hold any shares of Common Stock.

On January 30, 2018, the TCV Funds sold the following shares of Common Stock in an underwritten public offering: (i) 1,308,851 shares of Common Stock by TCV VII, L.P. (“TCV VII”), (ii) 679,717 shares of Common Stock by TCV VII (A), L.P. (“TCV VII(A)”), and (iii) 11,432 shares of Common Stock by TCV Member Fund, L.P. (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Statement are amended and restated in their entirety as follows:

(a), (b). On the date hereof, the Reporting Persons beneficially own directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares
TCV VII	2,969,810	(*)	6.5%
TCV VII(A)	1,542,294	(*)	3.4%
Member Fund	25,939	(*)	0.1%
Management VII	4,512,104	(*)	9.9%
TCM VII	4,538,043	(*)	10.0%
TCV VII Management	9,622	(*)	0.02%
Mr. Hoag	4,547,665	(*)	10.0%

SCHEDULE 13D/A

CUSIP No. 753422 10 4

Mr. Kimball	4,596,379	(*)(**)	10.1%
Mr. Drew	4,547,665	(*)	10.0%
Mr. Reynolds	4,547,665	(*)	10.0%
Mr. Yuan	4,538,043	(*)	10.0%
Mr. Trudeau	4,547,665	(*)	10.0%
Mr. Marshall	4,547,665	(*)	10.0%
Mr. McAdam	4,552,993	(*)	10.0%
Mr. Rosenberg	4,538,043	(*)	10.0%

(*)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(**)	Includes 48,714 shares held by Goose Rocks Beach Partners, L.P. (“Goose Rocks”).

Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares of Common Stock which it holds directly, and has the sole power to vote or direct the vote of such shares.

Technology Crossover Management VII, Ltd. (“TCM VII”), as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and Technology Crossover Management VII, L.P. (“Management VII”), as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VII and TCV VII(A) and, with respect to TCM VII, the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of TCM VII and Management VII disclaims beneficial ownership of the shares of Common Stock owned by TCV VII, TCV VII(A) and Member Fund, except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of TCM VII, Jay C. Hoag, Richard H. Kimball, John L. Drew, Jon Q. Reynolds, Jr., David L. Yuan, Robert W. Trudeau, Christopher P. Marshall, Timothy P. McAdam and John C. Rosenberg (collectively, the “Class A Directors”) have the shared power to dispose or direct the disposition of the shares held by TCV VII, TCV VII(A) and Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the shares of Common Stock owned of record by TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.

Mr. McAdam has the sole power to dispose or direct the disposition of 5,238 shares of Common Stock which he holds directly, and of 9,622 shares of Common Stock issuable upon vesting of restricted stock units which he holds directly, and has the sole power to vote or direct the vote of such shares. Mr. McAdam holds the 9,622 shares of Common Stock issuable upon vesting of restricted stock units for the benefit of TCV VII Management, L.L.C. (“TCV VII Management”). TCV VII Management and Messrs. Hoag, Kimball, Reynolds, Drew, Trudeau and Marshall, who are members of TCV VII Management, may be deemed to have the shared power to dispose or direct the disposition of the 9,622 shares of Common Stock held of record by Mr. McAdam. Each of Mr. McAdam, TCV VII Management and Messrs. Hoag, Kimball, Reynolds, Drew, Trudeau and Marshall disclaims beneficial ownership of the shares of Common Stock issuable upon vesting of restricted stock units owned of record by Mr. McAdam, except to the extent of their respective pecuniary interest therein.

Mr. Kimball is the general partner of Goose Rocks and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Goose Rocks. Mr. Kimball disclaims beneficial ownership of the shares held by Goose Rocks, except to the extent of his pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)—(b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

(c). See Item 4 above.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

The shares of Common Stock sold on November 21, 2017 by Hamilton Investments were sold at a weighted average price per share of $19.3981 in open market transactions.

The shares of Common Stock sold on January 30, 2018 by the TCV Funds were sold at a price per share of $21.01 net of underwriting discounts of $0.99.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

Lock-Up Agreements

In connection with the underwritten offering that closed on January 30, 2018, the TCV Funds and the other selling stockholders of the Company that participated in the offering and the Company’s directors, including Mr. McAdam, and executive officers, entered into lockup agreements (the “Lockup Agreements”) with the underwriters of the offering. Pursuant to the Lockup Agreements, subject to certain exceptions, the TCV Funds and Mr. McAdam agreed not to offer, sell or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, without the prior written consent of the underwriters for a period of 75 days from January 25, 2018 (the “restricted period”).

In addition, the TCV Funds and Mr. McAdam agreed that, without the prior written consent of each of the underwriters, they will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

A copy of the form of Lockup Agreement is filed as Exhibit 3 to this filing and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1—Joint Filing Agreement, dated as of June 9, 2017 (previously filed as Exhibit 1 with the Statement filed on June 9, 2017)

Exhibit 2—Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2014 (incorporated by reference from Exhibit 4.2 to Rapid7, Inc.’s Registration Statement on Form S-1 filed on June 11, 2015)

Exhibit 3—Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on January 26, 2018)

Exhibit 4—Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 5—Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 6—Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2018

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV VII MANAGEMENT, L.L.C.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1—Joint Filing Agreement, dated as of June 9, 2017 (previously filed as Exhibit 1 with the Statement filed on June 9, 2017)

Exhibit 2—Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2014 (incorporated by reference from Exhibit 4.2 to Rapid7, Inc.’s Registration Statement on Form S-1 filed on June 11, 2015)

Exhibit 3—Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 of Rapid7, Inc.’s Current Report on Form 8-K filed on January 26, 2018)

Exhibit 4—Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 5—Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 6—Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)